Mail Stop 3561

April 16, 2010

David Johnson
President
Hidden Ladder, Inc.
2803 Isle Street
Rocklin, CA 95765

> **Re:** **Hidden Ladder, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 25, 2010**
> **File No. 333-165685**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page

1. We note you have disclosed your primary SIC code as 7372. The SIC code for your company in the EDGAR system appears to be 5020. Please revise your cover page accordingly. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

2. We note that the mailing address to your principal executive offices on the Cover Page and throughout the registration statement is inconsistent with the mailing address under Article II of your Certificate of Incorporation. On the Cover Page as well under the Summary Information about Hidden Ladder on page 5, Description of Property on page 5 and Property page F-7, you state your address to your principal offices as "2803 Isle Street" while Article II of the Certificate of Incorporation lists

"2303 Isle Street." Please provide the correct mailing address to your principal executive offices and consistently list this address throughout the registration statement.

3. The registration fee is $71.30 per $1,000,000 (prorated for amounts less than $1,000,000). Please amend your calculation of the registration fee table accordingly.

Prospectus Cover Page

4. Since your offering will be self-underwritten and there is no minimum amount of shares that must be sold, please either:

• state more clearly that, since there is no minimum amount of shares that must be sold, the proceeds of the offering may be $(5,000) to $_____ after expenses, or

• include a table to show the aggregate price and proceeds to the company assuming that 25 percent, 50 percent and 100 percent of the shares are sold.

In either event, clearly disclose that, since there is no minimum amount of shares that must be sold, you may receive no proceeds or may potentially lose money from the offering.

5. Please disclose on the cover page the date that the offering will end as required by Item 501(b)(8)(iii) of Regulation S-K.

6. Please re-locate the Dealer Prospectus Delivery Obligation to the back cover page. Please see Item 502(b) of Regulation S-K.

Summary of Our Offering, page 3

7. In the first paragraph you state that you "may endeavor to sell all 3,000,000 shares of common stock…." If there is any reason you may ultimately determine not to proceed with this offering, please disclose it.

8. In the first paragraph you also state that "[t]here is no arrangement to address the possible effect of the offering on the price of the stock." Considering there is no market for your common stock, this statement seems unclear. Please advise or revise.

9. We note in your Use of Proceeds subsection at the bottom of page 3, you state, as an example, how many shares you will have outstanding should you sell 50 percent of the 3,000,000 shares of common stock offered under this registration statement. This same example is listed in the Number of Shares Outstanding after the Offering of Common Shares subsection. Please remove this redundant example in the Use of

Proceeds subsection and revise in terms of dollars (i.e. state an example of your net proceeds should you sell 50 percent of the 3,000,000 shares of common stock). Please also describe how proceeds will be allocated should less than the maximum offering funds be raised and make sure this is consistent with the Use of Proceeds section on page 17. Please also note that you do not anticipate using any of the offering proceeds for product development.

Summary Information about Hidden Ladder, page 4

10. Please clarify that you have not yet developed a product or a product line. We note that in the Products section on page 20, you state you "will design" this product. We further note in the last sentence of the Use of Proceeds section on page 17, you state you do not anticipate using any of the offering proceeds for product development. However, throughout the registration statement, you reference "our products" as if your product has been designed and exists. As examples only, and not as an exhaustive list, please consider the following references:

- "Hidden Ladder has designed a unique product…," page 4.
- "…we must limit our marketing activities to potential customers having the likelihood of purchasing our products," page 6.
- "We intend to generate revenue through the sale of our products," page 6.
- "The Company anticipates an increase in its operating expenses, without realizing any revenues from the sale of its product," page 6.
- "We cannot provide investors with any assurance that our products will attract customers," page 7.
- "Our ability to achieve and maintain profitability…is dependent upon…our ability to generate revenues through sales of our products," page 11.
- "We intend to generate revenue through the sale of our products," page 11.
- "The Company has identified a marketing opportunity for our products," page 14.
- "…our competitors' products…may achieve greater acceptance in the marketplace than our own," page 14.
- "prices and gross margins for our products may decrease over product life cycles," page 15.
- "our ability to provide our products to retailers…," page 15.
- "Hidden Ladder will also keep an open mind with regards to new methods of production, changes to our product line," page 20.
- "Hidden Ladder will sell its entire product line to Home Depot," page 21.

These are only examples; please review your entire registration statement for compliance with this comment.

11. The disclosures in the first paragraph of this section appear promotional, rather than factual, and should be substantially revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as your opinion along with disclosure of the reasonable basis for these opinions. All claims of a speculative nature not fully supported in the document should be deleted. For example, you should provide specific support for terms such as "unique" and "durable and aesthetic" or delete these references. Similar promotional statements appear in the Products section on page 20. Please review your entire registration statement for compliance with this comment.

12. We note your indication in the penultimate sentence of this section that you have not generated any revenue from your business operations. Please move this statement up so that it is prominently presented within this section. Please also state that your auditor's have questioned your ability to continue as a going concern.

13. We note that you have identified three target categories most likely to be interested in your future product. You list only two categories. This same typo appears in the risk factor titled "Competition may decrease our market share, revenues, and gross margin," on page 14. Please revise or clarify in both sections. Should you add a third target category, please make sure to revise your disclosure accordingly in the Market Analysis Summary section on page 20.

14. We note that you are in the process of creating your business and marketing plan. However, throughout the registration statement, you inconsistently reference the current stage you are at with this plan. Please clarify that you have not yet completed this plan. We note the following examples:

   - "The Company intends to use the proceeds this offering to develop and complete the business and marketing plan…," page 3.
   - To become profitable and competitive, we must develop the business and marketing plan," page 22.
   - "Since inception, the majority of the company's time has been spent refining its business plan," page 22.

   These are only examples; please review your entire registration statement for compliance with this comment.

15. Please clarify and consistently present when you anticipate completing your business and marketing plan and state the cost of completing such plan. We note the following examples:

   - "we believe that if we do not raise additional capital within 12 months of the effective date of this registration statement, we may be required to suspend or cease the implementation of our business plans," page 6.

- "Within the next 12 months, the Company will have costs of at least $150,000 related to…completion of the business plan," page 6.
- "Over the 12 month period starting upon the effective date of this registration statement, the Company must raise capital in order to complete the Business and Marketing Plan and to commence its execution," page 22.
- "The Company anticipates that the business and marketing plan will be completed within 180 days after the offering is completed," page 22.

Please clarify what stage you are at with you business and marketing plan and when you anticipate completing this plan. Please consistently present this information throughout the registration statement.

16. We note you have identified the home-improvement category based on this segment's "purchasing-power" and "rate of growth shown in the industry." We further note your statement "Home Depot showed the highest sales volume in home safety supplies among the home-improvement sector." Similar factual statements also appear in the Risk Factors section under the risk factor titled "Competition may decrease our market share, revenues and gross margins" on page 14 and on page 20 of your Business section. Please disclose whether this information is based upon reports or articles. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

Description of Property, page 5

17. We note that in this section, you state your office is located at Mr. David Johnson's office. However, the Property section on page F-7 states your office is located at Mr. David Johnson's residence. Please revise or clarify.

Risk Factors, page 5

18. Your Risk Factors section should be a discussion of the most significant factors that make an investment in your business speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. Please see SEC Release No. 33-7497. You should not present risks that are generic or contain boilerplate language that could apply to any business or any offering. A discussion of risks in generic terms does not tell readers how the risk may affect their investment in your company. As examples only, and not an exhaustive list, we note the following risk factors that appear to contain generic disclosures:

- "The home improvement market is very competition and hiring qualified resources are difficult to manage…," page 12.
- "Hidden Ladder may be unable to manage its future growth…," page 13.
- "Management's ability to implement the business strategy successfully is critical to the business success…," page 13.

- "Average selling prices of our products and services may decrease, which may harm our gross margins," page 15.

Please revise your Risk Factors section to remove generic risks that apply to any business or more precisely articulate how the risks you state are associated with an investment in your business.

19. The risk factor title should convey the risk that you elaborate upon below. As examples only, and not an exhaustive list, we note the following risk factors:

- "General Competition," page 14.
- "Competition may decrease our market share, revenues and gross margins," page 14.

Please revise your risk factor titles accordingly.

20. Risk factors should be organized logically. Please see Item 503(c) of Regulation S-K. Before discussing risks associated with implementing your business and marketing plan and developing your product, please disclose risks associated with failure to develop or implement your business and marketing plan as well as failure to develop a product. For example, the risk factor titled "If, after demonstrating proof-of-concept, we are unable to establish relationships…" on page 14 should be relocated toward the beginning of the subsection titled Risks Related to the Company's Market and Strategy on page 12.

21. We note you are still in the process of completing your business and marketing plan and currently have no products. However, several of your risk factors reference activities, objectives, products and gross margins that do not appear to have materialized given your current stage of development. As examples only, and not an exhaustive list, we note the following risk factors:

- "Because we are small, we must limit our marketing activities…," page 6 and page 11.
- "Investing in the company is highly speculative and could result in the entire loss of your investment," page 8 which states in the text below "[t]he business objectives of the Company are also speculative…"
- "Establishing and maintain a customer base are difficult to achieve and manage," page 13.
- "We may be unable to gain any significant market acceptance for our products or establish a significant market presence," page 13.
- "Management's ability to implement the business strategy successfully is critical to the business success," page 13.

- "The company may be unable to make necessary arrangements…," page 14 which states in the text below "[i]f we have to make changes in the Company structure…," page 14.
- "Average selling prices…may decrease, which may harm our gross margins," page 15.

To the extent you have products, marketing activities, business objectives, plans for establishing a customer base, company structure and gross margins, please disclose them. If not, please revise your risk factors accordingly. Please see prior comments 10 and 14.

22. It appears you have several risk factors that essentially describe the same risks or significantly overlap with another risk factor. Please note each risk factor should discuss a separate, material risk. As examples only, and not an exhaustive list, please consider the following duplicative risk factors:

- On page 7 under "Because there is no public trading market for our common stock…," significantly overlaps with the risk factor on page 9, "As we may be unable to create or sustain a market for our shares, they may be extremely illiquid…"
- On page 10 under, "Since our sole officer and director currently owns 100% of the outstanding common stock…" significantly overlaps with the immediately following risk factor, "The company's sole officer and director have complete control…"
- On page 6 under "Because we are small and do not have much capital, we must limit our marketing activities…" is duplicative of the risk factor on page 11 under the same title.
- On page 11 under "The company's sole officer and director may not be in a position to devote a majority of his time to the company…" significantly overlaps with the immediately following risk factor, "Key management personnel may leave the company which could adversely affect the ability of the company to continue operations…"
- On page 12 under "The home improvement market is very competitive and obtaining the necessary contract and retail rights…" significantly overlaps with the risk factor on page 14, "General Competition."
- On page 12 under "The home improvement market is very competition and hiring qualified resources are difficult to manage," significantly overlaps with the risk factor on page 14, "The company may retain independent sources or consultants to help grow the business…"
- On page 13 under "We may be unable to gain any significant market acceptance for our products or establish a significant market presence," significantly overlaps with the risk factor on page 15 "If we cannot effectively promote our products, we will not attract customers and as a result, our business will fail."

 Accordingly, please revise to distinguish between these risk factors, or combine them, making sure to eliminate any duplicative disclosure.

23. Mitigating language is generally not appropriate for risk factor discussion. We note the last risk factor on page 10 stating "The only assurance that the shareholders of the company…have that the company's sole officer and director will not abuse his discretion….is his fiduciary obligations and business integrity." Please delete this statement. This comment also applies to several other risk factors, including the following:

    - "If the demands of the Company's business require the full business time of our sole officer and director, he is prepared to adjust his timetable to devote more time to the Company," page 11.
    - "The Company believes that all commercially reasonable efforts have been made to minimize the risks associated with the departure of key personnel," page 12.
    - "Although the founder has significant experience and many contacts within the home building industry…," page 15.

24. The risk factor on page 6 titled "Since Hidden Ladder anticipates operating expenses will increase…" states part of your $150,000 of costs will go to administrative expenses while the risk factor titled "Our business will fail if we do not obtain…" on the following page states part of this $150,000 will go to operating expenses. Please clarify or revise.

25. You state in the risk factor on page 7 titled "Our business will fail if we do not obtain…" that your ability to "[o]btaining additional financing would be subject to a number of factors, including the Company's sales results."   Please disclose other factors that would limit your ability to obtain financing.

26. We note the risk factor titled "The company does not anticipate paying dividends in the foreseeable future, so there will be fewer ways in which you can make a gain on any investment in this company" on page 9. This risk factor seems to imply there may be other ways investors can make a gain on this investment. Please revise your disclosure to avoid this implication.

27. We note your risk factor titled "Blue Sky laws may limit your ability to sell your shares," on pages 9 and 10. Please conclude your description of the "manual exemption" to accurately convey the risk or delete this description altogether.

28. On page 10, you state Mr. David Johnson will retain 87.5 percent of the shares outstanding if 50 percent of the offering is sold. This appears to be a typo as sale of

50 percent of the offering would result in Mr. David Johnson retaining ownership of 85.7 percent of the shares. Please revise or advise.

29. In your risk factor titled "Our operating results may prove unpredictable which may impact the company and the value of the investment" on page 11, we note your discussion of a "variety of factors" that may cause your operating results to significantly fluctuate. In discussing these factors, please include the inability to develop a product.

30. In the risk factor titled "The home improvement market is very competitive and obtaining the necessary contract and retail rights to provide the products for distribution is necessary…" on page 12, you note "industry leaders" and "sublicense…rights." You also state "several industry leaders have obtained these exclusive rights over a multiple year period." Please specify the names of these industry leaders and the type of sublicense rights to which you refer. Please disclose whether this information is based upon reports or articles. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

31. In the risk factor titled "Competition may decrease our market share, revenues, and gross margin" on page 14, you state your competitors have substantially more "capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources." Please provide examples of who these competitors are. Please also provide enhanced disclosure regarding the type of brand recognition, customer base as well as financial, technical and marketing resources these competitors have.

32. In the risk factor titled "Average selling prices of our products and services may decrease, which may harm our gross margins" on page 15, you state you may not be successful in developing and introducing "new products" on a timely basis. Please provide enhanced disclosure on the types of new products you are seeking to introduce. Alternatively, if this is not a material risk of which investors should be aware, please delete it.

Use of Proceeds, page 16

33. We note your statement that if less than the maximum offering funds are raised, the proceeds will initially be allocated to cover essential business operations such as SEC filings with the remaining amount allocated to completing the business and marketing plan. The order of priority for your proposed use of proceeds towards the business plan and marketing plan, if less than the maximum offering funds are raised, remains unclear. Please refer to Instructions to Item 504 and revise your disclosure accordingly to provide greater detail about how you intend to allocate the proceeds of the offering under the various circumstances you describe. Please ensure that any

disclosure you provide is consistent with the disclosure on page 22 regarding how you intend to spend some of the proceeds.

34. We note your indication that you do not anticipate using any of the offering proceeds for product development. In an appropriate place in your registration statement, please explain how you intend to complete a business and marketing plan for a product you have not yet developed.

Plan of Distribution, page 18

35. We note your statement in the last sentence of the first paragraph of this section that this offering will conclude when all 3,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective. Please clarify that you will terminate this offering upon whichever event occurs sooner, if true. Also, this appears inconsistent with your statement in the Summary of Our Proceeds section on page 3 where you state you have the discretion to extend the offering for an additional 90 days. We also note your statement in the last sentence of the second paragraph of the Plan of Distribution section on page 18 stating your reasonable expectation that the securities under this registration will be sold within two years from the initial effectiveness of this registration statement. Please clarify or revise to avoid these inconsistencies.

36. In the third paragraph on page 19, you state that shares sold by you may be sold "either at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale." Until a market develops for your stock, you must sell your shares at a fixed price. Please revise.

Business, page 19

Company Summary, page 19

37. Please remove the word "entrepreneur" as this appears to be promotional rather than factual.

38. Please disclose you were incorporated on February 23, 2010.   Please see item 101(h)(1) of Regulation S-K.

Mission, page 20

39. You refer to "diverse" marketing methods in order to reach "a large segment of the population." Considering you intend to focus your efforts on Home Depot, please explain what you mean by this statement.

Products, page 20

40. Please clarify the principal products and/or services you provide and refer to them consistently throughout the registration. In the Mission section above, you state your business is "based on a single product" and provide only one example of your product. However, throughout the registration statement you make references to your "product lines," "set of products," or "products and services." We note the following examples:

- "Our competitors may develop products and service offerings that we do not offer," page 14.
- "Average selling prices of our products and services may be lower than expected…," page 15.
- "The nature of the services provided by Hidden Ladder…," page 15.
- "Our ability to serve our customers and develop new services and applications…," page 15.
- "Hidden Ladder will also keep an open mind with regards to new methods of production, changes to our product line," page 20.
- "Hidden Ladder will design a unique set of products for homeowners," page 20.
- "Hidden Ladder will sell its entire product line to Home Depot…," page 21.
- "The Company will design, develop and market instructional products and services for the corporate, education, government, and healthcare e-learning industries," page 22.

These are only examples; please review your entire registration statement for compliance with this comment.

Market Analysis Summary, page 20

41. We note in your previous disclosure on page 4 that you identified five segments of the retail industry. In this section you state you have only identified four segments. Please clarify or revise.

42. Please describe how you identified your retail industry "segments" and "target categories."

43. Please provide enhanced disclosure on your relationship with Home Depot, steps you have taken to engage them and why you believe they will purchase your future product line.

Market Segmentation, page 20

44. Your third market segment, "Mail order/Internet," is inconsistent with the disclosure in the Market Analysis Summary above and your disclosure on page 4 both of which do not include "Internet." Please revise or clarify.

45. We note the following statement in the second to last paragraph on page 20:

   - The Company has decided to target chain retail stores that would offer the largest opportunity for volume sales. Concentrating research efforts in this area, the top three home-improvement retailers were found to be Home Depot, Lowe's, and Ace Hardware.

   Please disclose whether this information is based upon reports or articles. Where this statement is not supportable with independent third party data, please characterize it as your belief and tell us the basis for your belief.

Competition and Buying Patterns, page 21

46. Please disclose whether the statements made in this section are based upon reports or articles. Where these statements are not supportable with independent third party data, please characterize it as your belief and tell us the basis for your belief.

47. Please describe how you plan to compete with brand name products and larger manufacturers who can provide incentives. Please also describe whether or not you plan to provide the types of incentives you list.

48. Please describe how you plan to fulfill contracts and ensure timely deliveries of expected quota.

Strategy and Implementation, page 21

49. We note your statement that your entire future product line will be sold to Home Depot and large home builders. Please provide examples of or define the "large home builders" you are targeting. Please describe how you will sell and distribute your entire product line to both Home Depot and large home builders. For your sales to Home Depot, please describe or define those "select stores" which distribution will occur, " types of "in-store promotions" and "packaging concepts" you will have and how promotions will be tied to Home Depot sales and promotions. For your sales to large home builders, please define "western district" and outline details of your marketing strategy.

Competitive Edge, page 21

50. Disclosures in this section appear promotional, rather than factual, and should be substantially revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as your opinion along with disclosure of the reasonable basis for these opinions. All claims of a speculative nature not fully supported in the document should be deleted. For example, you should provide specific support for terms such as "competitive edge," "unique and functional," "traditional high-quality workmanship," "sense of comfort and utility," "aesthetic beauty," "cheap," "cumbersome and difficult" and "eye appeal" or delete these references.   Please review your entire registration statement for compliance with this comment.

The Personal Touch, page 21

51. Please revise the heading of this section as it appears to be promotional rather than factual.

Management's Discussion and Analysis, page 21

52. Based on the enhanced disclosures you will provide regarding the details of your business and marketing plan, please revise this section to discuss the events, trends, and uncertainties that management views as most critical to your revenues, financial position, liquidity, plan of operations and results of operations. Please refer to comments 54 and 55 below. Please also see Item 303 of Regulation S-K and Release No. 33-8350.

Limited Operating History; Need for Additional Capital, page 22

53. In the last sentence of this section, you note the need to establish sales and co-development relationships with customers and partners. Please enhance your disclosure regarding the nature of these co-development relationships. Please also identify which customers and partners you intend to establish these co-development relationships with.

Plan of Operation, page 22

54. We note you will focus on developing relationships during your first year of operation. Please discuss in detail your plan of operations for the next twelve months. Please include detailed milestones to your business plan, when you anticipate generating sustained revenues, the costs associated with each milestone, and the time frame for implementing each milestone.

55. To the extent not included in the description of your business plan, please disclose the following:

- where, when and how your product(s) will be designed, developed and manufactured including sources and availability of raw materials, equipment and all other supplies;
- where and how your product(s) will distributed and marketed;
- human resources involved in designing, developing, manufacturing, distributing and marketing your product(s);
- costs associated with developing, manufacturing and marketing your product; and
- how you will price your product.

Please see Item 101(h)(4)(ii) and Item 101(h)(4)(v) of Regulation S-K.

56. In your Statement of Operations on page F-3, you note you have incurred a total of $3,600 in start-up costs from inception to February 28, 2010. Please revise the first sentence of the second paragraph in this section to reflect the same date range. We note the disclosure regarding your start-up costs also appears in the last paragraph of this section as well as in the fourth paragraph of the Liquidity and Capital Resources section. Please expand your disclosures to indicate that your total expenses and low monthly cash flow reflects less than one month (i.e. five day time period from February 23, 2010 to February 28, 2010) of operations. Please see Item 303(a)(3) or Regulation S-K.

Liquidity and Capital Resources, page 22

57. In the third to last sentence of the second paragraph of this section, you note you are unable to quantify with any certainty planned capital expenditures until your business and marketing plan are complete. This seems to contradict your statement in the first sentence of this paragraph that you anticipate needing $150,000 over the next twelve months to include $35,000 for product design, $35,000 for technical manufacturing work, $35,000 for marketing and $45,000 for general working capital purposes. Please revise these disclosures to make them consistent.

58. We note you anticipate needing $150,000 to execute your business plan over the next 12 months. In the second paragraph on page 23, you state you may issue common stock, notes payable or debt instruments which may affect your "debt structure." In the second to last full paragraph on page 23, you note you may need to seek alternative sources of financing including borrowings from institutions or private individuals. Please clarify which course of action you will take and, in general explain how you intend to raise these funds given that this offering will raise a maximum of $25,000. Please also clarify your current "debt structure." Please see Item 303(a)(1) of Regulation S-K. If appropriate, please expand your discussion to

include additional costs associated with loans to and notes from development stage companies including, but not limited to, high risk loans and above market interest rates.

59. Please revise the discussion here to acknowledge the $19,000 you state on page 17 that you will need to develop and complete your business plan. Please also provide additional information about how you intend to utilize the additional $45,000 for additional working capital purposes and what amount of that constitutes "public company costs," which you indicate is your only planned capital expenditure.

60. We note your statement that your "business expansion" will require additional capital resources. Please provide enhanced disclosure on your business expansion plans and how this differs from or is part of your business plan. Please also expand your disclosure to provide the information required by Item 303(a)(1) and Item 303(a)(2) of Regulation S-K.

61. We note your statement that receipt of any debt financing may require granting a security interest in the service offering. Please clarify the type of security interest you would grant, potential terms of such a debt financing and how it could affect holders of your common stock.

62. We note in the second to last sentence on page 23, you state your auditors have expressed substantial doubt about your ability to continue as a going concern and that such ability is dependent on, among other things, your ability to "implement [y]our business plan." Please remove this statement from your disclosure as this is not reflected in the auditor's report included with this registration statement.

Management, page 24

Officers and Directors, page 24

63. We note that Mr. David Johnson is your sole officer and director. Please consistently represent, both within this section and throughout the entire registration statement, those officer positions he currently holds. For example, in the first sentence of the second paragraph of this section, you state Mr. David Johnson is your "president, secretary/treasurer, and director and vice president." However, in the table immediately following this sentence, you state Mr. David Johnson is the "President, Secretary/Treasurer, Principal Executive Officer Principal Financial Officer, and sole member of the Board of Directors." Please also see comment 78 below.

64. Please eliminate plural references to officers and directors throughout your document because Mr. David Johnson is your sole officer/director.

Committees of the Board of Directors, page 24

65. We note your reference to Item 401(e) of Regulation S-B and subsequent bullet
points describing an "audit committee financial expert." Please note that scaled
reporting requirements for smaller reporting companies have been moved from
Regulation S-B into Regulation S-K. Please see Item 407(g) of Regulation S-K and
SEC Release No. 33-8876.   Should you choose to include a description of your
current and future board and committee practices outside of the requirements of Item
407(a) of Regulation, the summary should not contain all the detailed information in
the bullet points defining an "audit committee financial expert." Please revise to
reduce this excess detail or advise as to why this detail is necessary.

Background of Officers and Directors, page 26

66. We note your general description of Mr. David Johnson's experience. Please enhance
your disclosure of Mr. David Johnson's business experience during the past five years
to include his principal occupation and employment during such time period. Please
also remove the last sentence of your discussion as it is unrelated to the requirement
to provide an objective background of his experience. Please see Item 401(e)(1) of
Regulation S-K.

Executive Compensation, page 26

67. In the fourth paragraph on page 23, you state Mr. David Johnson will not be paid a
salary until a minimum of "$500,000 in funding is obtained or until…[you] have
achieved $500,000 in gross revenues." Under the first sentence of this section, you
state he will not be paid until you have raised "$500,000 in working capital or has
sales in excess of $500,000." Please clarify or revise to consistently present the
benchmark used to determine when Mr. David Johnson will be paid.

Summary Compensation Table, page 27

68. We note your inclusion of a stock ownership table below the summary compensation
table. As this same stock ownership table appears under the Principal Stockholder
section on page 28, please remove it from the Summary Compensation Table section
on page 27 to avoid redundant disclosures.

Director Compensation, page 27

69. We note that you do not have any board committees at this time. We also note your
statement that directors will be reimbursed for out-of-pocket expenses incurred for
attendance at board and committee meetings. Please clarify or revise.

Employment Agreements, page 27

70. We note the disclosures provided in the section seem redundant with disclosures provided in the Summary Compensation Table and Director Compensation sections. Please revise your disclosure to avoid unnecessary redundancies.

Indemnification, page 28

71. We note your disclosure under this heading is largely repeated under Item 14 on page II-1. Please revise to eliminate this repetitive disclosure. Please see Rule 421(c) of Regulation C. We further note that the description of your indemnification provisions between the disclosures in this section and page II-1 are inconsistent. For instance, on page II-1 you state that your Certificate of Incorporation provides that directors shall not be liable for breaches of the duty of care; however, the Articles of Incorporation filed as an exhibit to this registration statement do not contain such a provision. Please advise or revise.

Description of Securities, page 29

72. We note your summary of the rights associated with your common stock. Please preface the bullet points of these rights with language clarifying that these are the rights associated with your common stock.

Litigation, page 30

73. This disclosure appears above under the Legal Proceedings section on page 19. Please revise your disclosure to avoid unnecessary redundancies.

Notes to Financial Statements, page F-6

74. There appears to be a typo in the number of authorized common shares. Both page F-2 and Note 4 state there are 250,000,000 authorized shares of common stock while your Articles of Incorporation state there are 300,000,000. Please revise or advise.

75. We note that although "Related Party Transactions" is listed as Note 5 to the Financial Statements, a similar section appears to be missing in your registration statement. Please include the disclosure required by Item 404(d) of Regulation S-K.

Other Expenses of Issuance and Distribution, page II-1

76. We note your estimated expenses for this offering of $1,000. Throughout the registration statement, you estimate this expense to total $5,000 and state the current expenses have already amounted to $3,600. Please clarify your total current expenses incurred up through February 28, 2010 and total estimated expenses for this offering.

Should your total estimated expenses associated with this offering be $5,000, please detail the additional costs associated with this offering that will require future, additional expenditures of either $4,000 or $1,400.

Exhibits and Financial Statement Schedules, page II-2

77. Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective.

Signatures, page II-5

78. We note that Mr. David Johnson has signed the registration statement in his capacities as President and Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. Please accurately list the correct positions held by Mr. David Johnson below his signature. Your sole officer and director should sign in all those capacities which he holds below the second paragraph of text required on the signature page.   Please see prior comment 63.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donna DiSilvio, Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director